August 11, 2006

VIA EDGAR

Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549-3561
Attention:              Mr. Michael Moran, Esq., Branch Chief Accountant
Division of Corporation Finance

RE:         Progress Energy Inc.
        Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-15929

Carolina Power and Light Company
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-03382

Florida Power Corporation
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-03274

Dear Mr. Moran:

Progress Energy, Inc., a North Carolina corporation (“Progress Energy” or the “Company”), submits herewith its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. Robert McGehee of Progress Energy, dated July 14, 2006.

Set forth below are the responses of Progress Energy, Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. (“CP&L” or “PEC”), and Florida Power Corporation d/b/a Progress Energy Florida, Inc. (“Florida Power” or “PEF”). For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the July 14, 2006, comment letter, and is followed by the Company’s response. Unless otherwise noted, all page references are to the pages of Progress Energy’s 2005 Form 10-K.

Comment 1

Goodwill and Other Intangible Assets, page 147

1. Please explain to us the contributing factors that led to the full $64 million goodwill impairment charge of the Georgia Region reporting unit. In this regard, it would be helpful to understand what evaluation took place of the “business opportunities” that led to the impairment in the first quarter of 2006. Finally, please provide to us the goodwill impairment tests that were conducted in the third and fourth quarters of 2005, and the first quarter of 2006 explaining in detail how you concluded impairment was not required in the third or fourth quarters of
2005.

Response:

The Company’s Georgia Region consists of Progress Ventures’ Effingham, Monroe, Walton and Washington nonregulated generation plants. The goodwill impairment tests for the Progress Ventures segment are performed at the Georgia Region reporting unit level, which is one level below the Progress Ventures segment.

Impairment Tests Conducted in the Third and Fourth Quarters of 2005

In response to changing gas and electricity prices that have a significant impact on the future cash flows of the Georgia Region operations, the Company performed Step 1 of an interim goodwill impairment test under SFAS No. 142 for the Progress Ventures goodwill for the third and fourth quarters of 2005, each of which indicated no impairment. Management determined that the excess of fair value over carrying value was approximately $40 million at August 31, 2005, and approximately $30 million at November 30, 2005. After reviewing gas and electricity prices during December 2005, management concluded that no events occurred between November 30, 2005 and December 31, 2005 that indicated that it was more likely than not that the fair value of the reporting unit was less than its carrying value. Therefore an interim impairment test was not required or performed as of December 31, 2005.

Impairment Test Conducted in the First Quarter of 2006 and the Business Opportunities that Led to It

The “business opportunities” that led to the impairment in the first quarter of 2006 resulted from proposed tolling agreements between Progress Ventures and Georgia Power Company (“Georgia Power,” a subsidiary of the Southern Company). On September 15, 2005, in response to a July 2005 request for proposal from Georgia Power, Progress Ventures submitted three independent proposals to toll certain Georgia Region facilities. Progress Ventures was one of 10 companies that submitted bids. On January 7, 2006, Progress Ventures was informed by Georgia Power that all three proposals had been selected to the short list of bids under consideration.

On January 12, 2006, Georgia Power confirmed that Progress Ventures’ three 15-year proposals were the winning bids, and indicated it desired to finalize and execute the tolling agreements by mid-February 2006. The agreements were signed and executed on May 8, 2006, and ratification of the agreements by the Georgia Public Utility Commission is currently pending.

Throughout the fourth quarter of 2005, Progress Ventures had no basis for assuming any of the proposals it had submitted would be accepted as the winning bids. In addition to competition from various merchant providers for these contracts, utilities in the southeast such as Georgia Power have a history of self-building in their service territories to optimize their portfolios. Even if selected, there were no assurances that final agreements would be consummated. At any time prior to execution, either party could have terminated negotiations. Therefore, at September 30, 2005, and December 31, 2005, management determined that the probability of winning any of the Georgia Power bids was remote. Based on that assessment, a scenario with the cash flow assumptions from the Georgia Power proposals was not included in the third or fourth quarter 2005 Step 1 impairment tests.

Once Progress Ventures was selected by Georgia Power in January 2006, management determined that the selection was a triggering event requiring an interim impairment test under SFAS No. 142 because the selection increased the likelihood that the fair value of the Georgia Region reporting unit was less than its carrying value. The proposed tolling agreements provide for essentially fixed cash flows from electricity produced at the impacted plants for years 2009 through 2024. The future cash to be received under these tolling agreements was less than the projected at-market sales for the same delivery periods from Progress Ventures’ previous impairment tests. Management was willing to accept reduced but more certain cash flows that would lower the overall risk profile of the Georgia Region operations.

In determining the appropriate financial period within which the impairment testing should occur, management considered the subsequent event guidance in AU Section 560 of the AICPA Professional Standards. Management concluded that the notification by Georgia Power was a type 2 subsequent event and therefore the appropriate reporting period to perform the interim impairment test was the first quarter of 2006.

The Company prepared an estimate of the fair value of the Georgia Region for Step 1 of the January 2006 interim impairment test using a weighted-average of scenarios with and without the proposed Georgia Power tolling contracts. Based on the fact that Progress Ventures had been notified that it was selected and given Georgia Power’s disclosed desire to close a deal quickly, a probability of 80% was assigned to the tolling scenarios. The inclusion of the reduced cash flows from the Georgia Power tolling scenarios in the preliminary Step 1 test in January 2006 resulted in an excess of carrying value over fair value.

Based on the results of the preliminary Step 1 test, in February 2006 the Company engaged a third-party valuation specialist to prepare a pro-forma purchase price allocation for certain assets and liabilities of the Georgia Region reporting unit for Step 2 of the interim impairment test. The specialist’s valuation procedures were not completed as of March 16, 2006 (the date of the issuance of the 2005 10-K), so the Company disclosed the possibility of an impairment and the potential ranges of outcomes in the notes to the financial statements and in Management’s Discussion and Analysis in the 2005 Form 10-K.

The specialist’s valuation procedures were completed in early May 2006. Upon completion of Step 2 of the impairment test, the Company determined there was zero implied goodwill. The $64 million goodwill impairment was announced via a Form 8-K filed on May 8, 2006, and included in the results of operations for the first quarter of 2006 in the Form 10-Q issued May 9, 2006.

Comment 2

Severance, page 184

2. Please explain to us the nature of the workforce restructuring program and the benefits you offered to the 450 employees whose positions were eliminated. It would appear that both involuntary and voluntary benefits were offered. In this regard, explain to us why you accrued $31 million of severance costs in the first quarter 2005 and then reversed $26 million of such benefits in subsequent quarters. In this regard, help us understand how you evaluated the initial benefits offered, and the accrual, related to the workforce reduction program under SFAS no. 146. It is our understanding that only involuntary one time termination benefits would be initially accrued under paragraph 13 of Statement 146, and any voluntary retirement benefits would be accrued when accepted pursuant to paragraph 15 of SFAS no. 88. Furthermore, please describe to us the nature of the postretirement termination benefits offered in your voluntary retirement program, and how you evaluated such benefits under SFAS no. 88.

Response:

In February 2005, as part of a previously announced cost management initiative, the Company approved a workforce restructuring that would result in the elimination of a net 450 positions. The severance benefits to outplaced employees consisted of severance payments and COBRA medical benefits based on years of service. The Company accrued estimated severance benefits under SFAS No. 112 assuming that all the positions to be eliminated resulted in employees being outplaced. The Company disclosed in its first quarter 2005 Form 10-Q that the severance accruals were subject to revision in future quarters based on the impact of the voluntary enhanced retirement program discussed below.

Management concluded that SFAS No. 146, paragraph 13 was not applicable to the Company’s severance accrual since it applies to one-time termination benefit arrangements. The Company’s severance benefits are payable under established ongoing severance benefit plans and, therefore, were accrued under SFAS No. 112. Under SFAS No. 112, severance benefits that do not vest should be accrued in accordance with SFAS No. 5 when the payment is probable and estimable.

To support the workforce restructuring, the Company included in the cost management initiative a voluntary enhanced retirement program. The voluntary enhanced retirement program generally consisted of granting additional years of service credit toward pension benefits and other postretirement benefits. In the second quarter of 2005, upon the finalization of employee elections for early retirement under the voluntary enhanced retirement program, the Company recorded special termination benefits under SFAS No. 88, paragraph 15. The Company also reduced a portion of the severance accrual that was recorded in the first quarter of 2005 based on the results of the voluntary retirement program and the estimated reduction in outplacements because of early retirements. The reduction in the severance accrual was concurrent with the recording of the charge for special termination benefits discussed above. The full impact of the voluntary enhanced retirement program on the potential outplacements would not be known until the completion of staffing workshops.

During the last half of 2005, staffing workshops were held on a department-by-department basis. In those workshops, the relevant managers considered the positions and related skill sets needed in the new workforce structure, the employees remaining after the voluntary enhanced retirement program elections, and the skill sets of those remaining employees. The staffing workshops resulted in employees being terminated, kept in their current positions, or transferred to other positions, including those positions vacated by employees who accepted the voluntary enhanced retirement program.

Upon the completion of the staffing workshops and identification of employees to be outplaced, the Company adjusted the severance accrual to reflect the final number of employees receiving severance benefits. The total reduction in the severance accrual was primarily related to the large number of employees who elected early retirement under the voluntary enhanced retirement program and the Company’s ability to match these retirements with planned reductions through the workforce restructuring effort.

Comment 3

3. Prospectively, please indicate whether the O&M cost savings are expected to be offset by anticipated increases in other expenses, such as costs associated with your meter reading initiative. See SAB Topic 5 P.

Response:

We acknowledge the Staff’s reference to SAB Topic 5.P. The Company’s cost management initiative and the automated meter reading initiative are separate plans. We confirm to you that the Company does not expect to incur higher O&M costs in other areas as a result of the cost management initiative.

Comment 4

Commitments and Contingencies - Guarantees, page 204

4. You disclose you have recognized liabilities of $41 million related to guarantees and indemnifications to third parties, although you disclose an unlimited exposure to certain environmental indemnifications and a maximum exposure related to other guarantees of $152 million. Please explain to us how you estimated the fair value of your recorded liabilities. If present value techniques were used pursuant to FIN 45, then please provide the significant assumptions used to calculate the liabilities.

Response:

At December 31, 2005, the Company recorded liabilities related to guarantees and indemnifications to third parties of approximately $41 million.

In accordance with paragraph 9.b of FIN 45, when a guarantee is issued as part of a sales transaction with an unrelated party, a liability is recognized at the inception of the guarantee equal to the estimate of the guarantee's fair value. At December 31, 2005, all such liabilities were measured using expected present value measurement techniques as set forth in FASB Concepts Statement No. 7. The present value calculations employ multiple scenarios that take into account management’s estimates of the probability of payment under the indemnifications, and the timing and range of the potential cash outflows. The cash outflows include estimates of market risk premiums that would be required for a third party to assume the obligation. The weighted-average expected cash flows are then discounted at the credit-adjusted risk-free rates for the respective guarantor entity, which historically have ranged from 4 percent to 5.5 percent. Of the total $41 million liabilities accrued at December 31, 2005, approximately $21 million were recorded using these present value techniques, and related to portions of guarantees with a maximum exposure of $152 million.

For certain environmental indemnifications with unlimited maximum exposure, payment under these indemnifications is considered remote because there is no known environmental noncompliance. Therefore, the fair value of those obligations is insignificant.

In some instances, the criteria for recognizing a liability under SFAS No. 5 are met at the inception of the guarantee. In those instances, in accordance with paragraph 10 of FIN 45, the indemnification liability is recorded at the greater of its fair value or the contingent liability measured under SFAS No. 5. Of the total $41 million liabilities accrued at December 31, 2005, approximately $20 million were recorded under SFAS No. 5. Of the $20 million, $4 million related to portions of guarantees with a maximum exposure of $152 million. The remaining $16 million liability related to an indemnification with the joint owner of certain facilities to limit its aggregate costs associated with capital expenditures to comply with the North Carolina Clean Smokestacks Act.

* * * * * * * * * * * * *

In connection with our response, each of Progress Energy, Inc., Carolina Power and Light Company and Florida Power Corporation acknowledge that:

(1) It is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company will send a copy of this response to you and to Mr. Robert Babula by overnight delivery. Please direct any further questions or comments you may have regarding this filing to David Fountain at (919) 546-6164.

Sincerely,

                              /s/ Jeffrey M. Stone
Jeffrey M. Stone
Chief Accounting Officer & Controller
Progress Energy, Inc.

Enclosures
cc: Mr. Robert B. McGehee
      Mr. Peter M. Scott III
      John R. McArthur, Esq.
      Frank A. Schiller, Esq.